UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
COREL CORPORATION
(Name of Subject Company)

COREL HOLDINGS, L.P. (Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

21868Q109
(Cusip Number of Class of Securities)

Corel Holdings, L.P.
Vector Capital Partners II International, Ltd.
Alexander R. Slusky
c/o Vector Capital Corporation
One Market Street, Steuart Tower, 23rd Floor,
San Francisco, CA  94105
Telephone:  (415) 293-5000
Attn:  Alexander R. Slusky
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Martin A. Wellington Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 Telephone: (650) 752-2000	Craig Wright Emmanuel Z. Pressman Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario, Canada MX5 1B8 Telephone: (416) 362-2111

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
29,862,238.98	1,666.31

*    Estimated for purposes of calculating the filing fee only.  Calculated by adding (i) the product of (A) 8,222,724, which is the difference between 25,905,422, the number of common shares, no par value (“Shares”), of Corel Corporation outstanding as of September 22, 2009, and 17,682,698, the number of Shares beneficially owned by Corel Holdings, L.P. and (B) $3.50, which is the per Share tender offer price, (ii) the product of (A) 447,767, which is the number of Shares issuable upon the exercise of outstanding options that are vested and exercisable as of September 30, 2009 with an exercise price less than $3.50 (“in-the-money” options), and (B) $2.33, which is the difference between the $3.50 per Share tender offer price and $1.17, the weighted average exercise price of such options, and (iii) the product of (A) 10,688, which is the number of restricted stock units (“RSUs”) that are vested and exercisable as of September 30, 2009, and (B) $3.50, which is the per Share tender offer price. The number of outstanding Shares is contained in Corel Corporation’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2009.  The number of Shares issuable upon the exercise of “in-the-money” options, the weighted average exercise price for such options and the number of RSUs that are vested before September 30, 2009 are provided by Corel Corporation.

**  The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2010 issued by the Securities and Exchange Commission on September 28, 2009, by multiplying the transaction valuation by 0.0000558.

☐    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒   third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☒   going-private transaction subject to Rule 13e-3.
☒   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

CUSIP No. 21868Q109
1.	Names of Reporting Persons. Corel Holdings, L.P. (“Corel Holdings”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
Sole Voting Power
17,682,698 shares, except that Vector Capital Partners II International, Ltd. (“VCP II Int’l”), the general partner of Corel Holdings, may be deemed to have sole power to vote these shares, and Alexander R. Slusky (“Slusky”), the sole director of VCP II Int’l, may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power
9.
Sole Dispositive Power
17,682,698 shares, except that VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to dispose of these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to dispose of these shares.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,682,698
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 68.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 21868Q109
1.	Names of Reporting Persons. Vector Capital Partners II International, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
Sole Voting Power
17,682,698 shares, all of which are beneficially owned by Corel Holdings.  VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to vote these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power
9.
Sole Dispositive Power
17,682,698 shares, all of which are beneficially owned by Corel Holdings.  VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to dispose of these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to dispose of these shares.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,682,698
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 68.3%
14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 21868Q109
1.	Names of Reporting Persons. Alexander R. Slusky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
Sole Voting Power
17,682,698 shares, of which 25,084 are beneficially owned directly by Slusky and of which the remainder are beneficially owned by Corel Holdings.  Slusky is the sole director of VCP II Int’l, which is the general partner of Corel Holdings, and may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power
9.
Sole Dispositive Power
17,682,698 shares, of which 25,084 are beneficially owned directly by Slusky and of which the remainder are beneficially owned by Corel Holdings.  Slusky is the sole director of VCP II Int’l, which is the general partner of Corel Holdings, and may be deemed to have sole power to dispose of these shares.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,682,698
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 68.3%
14.	Type of Reporting Person (See Instructions) IN

Items 1 through 9, and Item 11.

This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) relates to the offer by Corel Holdings, L.P., a Cayman Islands limited partnership (the “Purchaser”), to purchase all outstanding shares of common shares, no par value (the “Shares”) of Corel Corporation, a Canadian corporation (the “Company”), not owned by the Purchaser and its affiliates at $3.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 10.  Financial Statements.

Not applicable.

Item 12.  Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated October 28, 2009.

(a) (1)(ii)	Letter of Transmittal.

(a) (1)(iii)	Notice of Guaranteed Delivery.

(a) (1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(i)	Press Release issued by Corel Holdings, L.P., dated October 28, 2009.

(f)
Reference is made to Section “Special Factors—Section 4—Acquisition of Shares Not Tendered in the Offer; Dissenters’ Rights” of the Offer to Purchase, which is filed as Exhibit (a)(1)(i) to this Schedule TO.

(g)	Not applicable.

(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Item 13.  Financial Statements.

(a)	Financial Information Required by Item 1010(a) of Regulation M-A:

(1)
The audited consolidated financial statements of the Company as of and for the fiscal years ended November 30, 2008 and November 30, 2007 are incorporated herein by reference to Item 8 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2008 filed on February 9, 2009.

(2)
The unaudited consolidated financial statements of the Company for the nine months ended August 31, 2009 are incorporated herein by reference to Item 1 of Part I of the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2009 filed on October 5, 2009.

(3)	Incorporated herein by reference to the financial information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Company.”

(4)	Incorporated herein by reference to the financial information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Company.”

(b)	Financial Information Required by Item 1010(b) of Regulation M-A:

Pro forma financial information for the Company is not material to the Offer.

(c)	Financial Information Required by Item 1010(c) of Regulation M-A:

Incorporated herein by reference to the financial information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Company.”

Information Required by Schedule 13D

This Schedule TO also constitutes Amendment No. 2 to Statement on Schedule 13D of Corel Holdings, L.P., Vector Capital Partners II International, Ltd. and Alexander R. Slusky filed with the Securities Exchange Commission on April 1, 2008, as amended (the “Schedule 13D”).

Item 3 of the Schedule 13D is hereby amended and supplemented by deleting the last paragraph and adding the information set forth in the Section of the Offer to Purchase entitled “The Offer—Section 11—Source and Amount of Funds.”  Item 4 of the Schedule 13D is hereby amended and restated in its entirety by incorporating by reference the information set forth in the Section of the Offer to Purchase entitled “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company After the Offer.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 28, 2009

Corel Holdings, L.P.
By Vector Capital Partners II International, Ltd.	/s/ Alexander R. Slusky
Its General Partner	Alexander R. Slusky
Director

Vector Capital Partners II International, Ltd.	/s/ Alexander R. Slusky
Alexander R. Slusky
Director

Alexander R. Slusky	/s/ Alexander R. Slusky

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated October 28, 2009.

(a) (1)(ii)	Letter of Transmittal.

(a) (1)(iii)	Notice of Guaranteed Delivery.

(a) (1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(i)	Press Release issued by Corel Holdings, L.P., dated October 28, 2009.

(f)
Reference is made to Section “Special Factors—Section 4—Acquisition of Shares Not Tendered in the Offer; Dissenters’ Rights” of the Offer to Purchase, which is filed as Exhibit (a)(1)(i) to this Schedule TO.

(g)	Not applicable.

(h)	Not applicable.